EXHIBIT 99.(a)(1)(xii)

                                                          January 5, 2004

Dear Stockholder:

     On November 21, 2003, JAC Acquisition Company, Inc. ("Purchaser") commenced a tender offer for all of the outstanding shares of common stock of Joule Inc. ("Joule") not owned by a purchaser group consisting of Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule. As of December 19, 2003, the scheduled expiration date of the offer, approximately 350,000 shares had been properly tendered and not withdrawn. On December 22, 2003, Purchaser extended the offering period to 5:00 p.m., January 15, 2004, to allow stockholders additional time during the holidays to consider the offer.

     If you have not tendered your shares, we ask you to consider the following:

          . A special committee of the independent directors of Joule (the "Special Committee") has determined that the offer is fair to the unaffiliated stockholders of Joule and unanimously recommended that such unaffiliated stockholders tender their shares in the offer;

          . Updata Capital, Inc., financial advisor to the Special Committee, has opined that the offer price of $1.52 per share is fair to the unaffiliated stockholders of Joule from a financial point of view; and

          . The offer price of $1.52 per share represents a 46% premium over the average closing price of Joule common stock for the twelve-month period ended August 20, 2003, the last full trading day prior to the announcement of the going private proposal.

     The Information Agent for the offer, D.F. King & Co., Inc. ("D.F. King"), has informed us that certain brokerage firms may charge shareholders a transaction fee of as much as $30.00 per tender. We have instructed D.F. King to notify the firms that Purchaser will pay for these costs. Please call D.F. King at (800) 859-8511 (toll free) if your broker has not received this notification.

     You are encouraged to read Purchaser's tender offer materials, as amended, and other relevant documents filed with the Securities and Exchange Commission ("SEC") because they contain important information. You will be able to receive such documents free of charge at the SEC's website (www.sec.gov), or by contacting D.F. King. If you have any questions, please do not hesitate to call D.F. King at the number above. Banks and brokers may call collect at (212) 269-5550.

                                                   Sincerely,

                                                   JAC Acquisition Company, Inc.